                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            -------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                            Johnston Industries, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.10 per share
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                          Title of Class of securities)

                                   361719 10 7
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                                 (CUSIP number)

                              J. Reid Bingham, Esq.
                              Bingham & Associates
                                P. O. Box 14-4991
                           Coral Gables, Florida 33114
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 19, 1998
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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CUSIP NO. 361719 10 7                  13D      PAGE   2      OF    4    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          SS. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             GRM Industries Inc. 31-105-7921
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

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  (3)     SEC USE ONLY                                              WC/00

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  (4)     SOURCE OF FUNDS*

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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

             Tennessee
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                       (7)     SOLE VOTING POWER
  NUMBER OF                    3,602,204
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   3,602,204
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,602,204
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              33.53
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 (14)     TYPE OF REPORTING PERSON*

              CO
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                        AMENDMENT NO. 11 TO SCHEDULE 13D

         This Schedule 13D is hereby amended as follows:

         1. Item 5, INTEREST IN SECURITIES OF THE ISSUER, is amended to add at the end of such item the following:

            Since the date of the last amendment to this Schedule 13D, GRM Industries, Inc. has made the sales listed below:

                                   NUMBER OF
         TRADE DATE               SHARES SOLD              PRICE PER SHARE
         ----------               -----------              ---------------
         03/23/98                      700                    $6.0625
         03/30/98                   10,000                     6.0625
         06/09/98                    1,000                     5.00
         06/11/98                    1,500                     4.812
         06/15/98                   22,425                     4.75
         06/15/98                   25,000                     4.75
         06/19/98                   25,000                     4.7405

Total Number of Shares:             85,625

         All of the above sales were made on the New York Stock Exchange except for the June 15, 1998 disposition of 22,425 which was a transfer to the GRM Industries Inc. Pension Plan in satisfaction of a funding obligation.

         As of July 1, 1998, GRM owns, directly or beneficially, 3,602,204 shares of Johnston Common Stock, which amounts to approximately 33.53% of the outstanding shares of Johnston Common Stock. GRM has the sole power to vote and dispose of all of the shares of Johnston Common Stock it holds.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              JULY 30, 1998
                                              -----------------------------
                                                   (Date)

                                              GRM Industries Inc.

                                              By: /s/ David L. Chandler
                                                  -----------------------------
                                                  David L. Chandler
                                                  President and Chief Executive
                                                  Officer





                                                             Page 4 of 4 pages.